SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2002

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                      -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

This Form 6-K consists of the following:

1. Three slide presentations of ABB Ltd (the "Company") in connection with the Company's Analyst Day on November 8, 2002.

                            Focus, speed and delivery

                                            Finance
Peter Voser
CFO
                                November 8, 2002

                                                                             ABB

Safe Harbor Statement

This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for abb's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, and fluctuation in currency exchange rates. Although ABB Ltd. believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Presentation outline
o    Priorities
     ----------
o    Optimizing the business
o    Liquidity and debt reduction
o    Conclusion

Financial priorities
o    Increase sustainable cash flow
o    Ensure   sufficient   financial   flexibility  to  meet   requirements  and
     contingencies
o    Reduce leverage
o    Strengthen equity base though increased earnings
o    Restore credit rating
o    Increase market capitalization
o    Position businesses for industry consolidation

Presentation outline
o    Priorities
o    Optimizing the business
     -----------------------
o    Liquidity and debt reduction
o    Conclusion

Optimizing the Business
Cost reduction program

Cost reduction program 2001 - 2002
o    Initiated July 2001, target job reduction of 12,000
o    Estimated to take 18 months
o    Estimated to cost MUS$ 500, yield MUS$ 500 in annual cost savings

Results
o Target job reduction achieved, operational productivity improved - but some benefits delayed into 2003
o    Taken about MUS$ 350 in restructuring charges since program started
o Final projects speeded up, estimated additional restructuring costs of about MUS$ 100 in Q4 2002
o    All projects under rigorous follow-up

Finance function
Achievements 2002
o    Simplified, unified Finance function
     o    Combined all finance functions under CFO (AFS, M & A)
     o    Most of Structured Finance sold, balance being divested
     o    Proprietary trading stopped, treasury integrated into Finance
     o    Equity Ventures development stopped, being divested
     o    Scandinavian Re portfolio in run-off, Sirius retained

Results
o    Net debt reduced by Finance divestment proceeds (>BUS$ 2.4)
o    Ongoing costs down
o    Financial risk reduced
o    Increased transparency, control and forecasting ability

EBIT margin target: core businesses*

------------------- ------------------- ----------------- ------------------ ----------------- ---------------- ----------
6.3%                6.1%                2.4%              1.9%               1.0%              -1.8%            8.0%
------------------- ------------------- ----------------- ------------------ ----------------- ---------------- ----------

1.8%(1)             4.5%(1)

------------------- ------------------- ----------------- ------------------ ----------------- ---------------- ----------
 Base EBIT margin    Base EBIT margin      Optimizing         Building          Expansion      Cumulative Risk    2005E
      2001**             2002E**              the          on strong base
                                            business
------------------- ------------------- ----------------- ------------------ ----------------- ---------------- ----------

(1)  EBIT as calculated for core businesses

*    Core  businesses  include  Power  Technologies,   Automation  Technologies,
     Insurance and Corporate
**   Base  EBIT=EBIT  adjusted  for  restructuring,   capital  gains,   goodwill
     amortization and one-time charges

Optimizing the business
Step Change program

o    Step Change cost reduction program 2003 - 2004
o    Estimated to take 18 months
o    Target cost reduction: 4 percent of revenues
o    Estimated cost: 1.8 percent of revenues in 2003, 1.2 percent in 2004

Objectives
o    Strengthen competitiveness and improve profitability
o    Focus on projects with short paybacks
o    Main targets:
     o    simplify management structure
     o    reduce central infrastructure
     o    consolidate operations

Targets

From 2002 through 2005, annual revenue growth of about 4 percent

2002 EBIT margin target: 1.5 percent
     o    Additional restructuring charges of app. MUS$ 100 in Q4
     o    Closing costs in non-core activities

2003 EBIT margin target: 4 percent
     o    After restructuring charges of app. 1.8 percent of revenues
     o    Core business margin will be above Group

2005 EBIT margin target: 8 percent
     o    On estimated revenues of app. BUS$ 17.5

o    All targets exclude divestments

Actions to reduce Corporate/Other

     o    Clear accountability for non-core businesses
     o    Restructure Headquarters
     o    Minimize Stewardship costs
     o    Dissolve Group Processes division

EBIT 9 months 2002 (pro forma)

---------------------------------------- ----------------- -------------------- -----------------
(MUS$)                                   9 mos 2002        9 mos 2001           FY 2001

---------------------------------------- ----------------- -------------------- -----------------
Automation Technologies (1)              414               456                  523

---------------------------------------- ----------------- -------------------- -----------------
Power Technologies                       315               314                  382

---------------------------------------- ----------------- -------------------- -----------------
Oil, Gas & Petrochemicals                109               119                  79

---------------------------------------- ----------------- -------------------- -----------------
Financial Services                       177               204                  (78)

---------------------------------------- ----------------- -------------------- -----------------
---------------------------------------- ----------------- -------------------- -----------------
Operational businesses                   1,015             1,093                906

---------------------------------------- ----------------- -------------------- -----------------
Corporate/Other                          (610)             (366)                (675)

---------------------------------------- ----------------- -------------------- -----------------
---------------------------------------- ----------------- -------------------- -----------------
Group EBIT                               405               727                  231

---------------------------------------- ----------------- -------------------- -----------------
EBIT margin                              2.5%              4.4%                 1.0%

---------------------------------------- ----------------- -------------------- -----------------
"One-time" charges (2)                   (224)             (166)                (1,143)

---------------------------------------- ----------------- -------------------- -----------------
Base EBIT margin                         3.9%              5.5%                 6.0%

---------------------------------------- ----------------- -------------------- -----------------

o Automation restated to eliminate semi-conductors, now in Other Activities within Corporate/Other
o Includes restructuring, capital gains, reversal of goodwill amortization, write-downs, higher project execution costs and one-time accounting changes

EBIT: Non-core Activities

---------------------------------------- -------------------------------- -------------------------------
(MUS$)                                   9 mos 2002                       FY 2001

---------------------------------------- -------------------------------- -------------------------------
Group Processes                               (70)                            (55)

---------------------------------------- -------------------------------- -------------------------------
New Ventures                                  (69)                           (165)

---------------------------------------- -------------------------------- -------------------------------
Remaining MC Industries (1)                  (105)                               2

---------------------------------------- -------------------------------- -------------------------------
Semi-conductors                               (12)                            (11)

---------------------------------------- -------------------------------- -------------------------------

Total                                        (256)                           (229)
---------------------------------------- -------------------------------- -------------------------------


                              Clear accountability
                      ~ 100 MUS$ loss in 2003, zero by 2005

o    Includes Building Systems, Logistics, Air Handling

EBIT: Corporate

---------------------------------------- -------------------------------- -------------------------------
(MUS$)                                   9 mos 2002                       FY 2001

---------------------------------------- -------------------------------- -------------------------------
Headquarters/Stewardship (1)                (98)                           (173)

---------------------------------------- -------------------------------- -------------------------------
Research & development                      (69)                           (103)

---------------------------------------- -------------------------------- -------------------------------
Consolidation effect                       (187)                           (170)

---------------------------------------- -------------------------------- -------------------------------
Total                                      (354)                           (446)

---------------------------------------- -------------------------------- -------------------------------

              Reduce HQ/Stewardship costs to ~ 130 MUS$ p.a. by 05 Streamline R & D, steer by divisions, ~ 90 MUS$ p.a.

o    Includes one-time benefits from former CEO pension repayment in 2002

Presentation outline

o    Priorities
o    Optimizing the business
o    Liquidity and debt reduction
     ----------------------------
o    Conclusion

Financial plan and delivery

March 2002: financial plan announced
o    Reduce reliance on short-term volatile capital markets
o    Lengthen maturity profile of debt (from 1/3 to 2/3 long-term debt)
o    Reduce net debt by at least 1.5 BUS$ by year end 2002

Delivery
o    March : 3 BUS$ committed credit facility sign
o    April : credit facility successfully renegotiated following rating action
o    May : 968 MUS$ convertible and 750 MUS$ straight bonds placed
o    July : 300 MUS$ real estate sales announced (Sweden)
o    August: 60 MUS$ real estate sales (Norway)
o September : 2.3 BUS$ sale of Structured Finance announced, 244 MUS$ Metering sale announced (150 - 200 MUS$ of net debt reduction)
o    November: Sale of Structured Finance approved by EU

Net debt development

(BUS$)

---------- ----- ---------------------------------------------- ----- -------------------------------------------------
2001                                 2002                             Net debt reduction in Q4 2002 through
---------- ----- ---------------------------------------------- ----- -------------------------------------------------
                                                                      o      BUS$ 2.3 from Structured Finance
                                                                             disposal
---------- ----- -------- ------- -------- --------- ---------- ----- -------------------------------------------------
4.1              4.5      5.2     5.5      3.0*      below 2.6        o      BUS$ 0.2 from Metering disposal
---------- ----- -------- ------- -------- --------- ---------- ----- -------------------------------------------------
                                                                      o      Additional debt reduction from
                                                                             operational cashflow
---------- ----- -------- ------- -------- --------- ---------- ----- -------------------------------------------------
Dec              Mar      Jun     Sept               Dec              o      Additional financing requirement BUS$
                                                      target                 0.2 for pensions
---------- ----- -------- ------- -------- --------- ---------- ----- -------------------------------------------------

* Pro-forma figure corresponds to net debt adjusted for expected net debt reduction from the sale of Structured Finance and Metering, at September 30, 2002.

Pensions
o    Considerable discussion surrounding pension treatment under US GAAP
o    At end 2001, ABB's pension benefit position was
     o    BUS$ 1.8 underfunding, about half on balance sheet
     o    Cash liability if all obligations crystallized: US$ 1.1 billion
o    Review pension assumptions annually, in process for 2002
o    Expected position at yearend 2002
     o    Less than MUS$ 500 increase in underfunded liabilities
     o    Minimal impact on equity
     o    MUS$ 200 cash contribution
o Global review of pension schemes underway to harmonize conditions, reduce costs

Maturity profile of debt at September 30, 2002

(BUS$)

------------------ -----------------------------------------------------------------------------------
 Short-term debt                                     Maturing long-
    3.7 BUS$                                        term public debt
                                                        5.4 BUS$
------------------ ------------ ----------- ----------- ---------- ----------- ----------- -----------
3.7                0.3          1.3         1.0         0.5        1.0         0.6         0.7
------------------ ------------ ----------- ----------- ---------- ----------- ----------- -----------
Q3/2002-           Q4/2003      2004        2005        2006       2007        2008        2009
Q3/2003
------------------ ------------ ----------- ----------- ---------- ----------- ----------- -----------

Maturity profile Q4 2002 - Q4 2003*

(MUS$)

--------------------- ------------- ------------------ ----------------- --------------- ---------------
Total                 1,360         1,094              530               110             340
--------------------- ------------- ------------------ ----------------- --------------- ---------------
--------------------- ------------- ------------------ ----------------- --------------- ---------------
Bank facility         1,000
--------------------- ------------- ------------------ ----------------- --------------- ---------------
Other maturing debt   360           1,094              530               110             340
--------------------- ------------- ------------------ ----------------- --------------- ---------------
                      Q4/2002       Q1/2003            Q2/2003           Q3/2003         Q4/2003
--------------------- ------------- ------------------ ----------------- --------------- ---------------

*    Unaudited, other ST debt of MUS$ 610 not included

Financing strategy
o    Negotiating new bank facility
     o    Cover working capital requirements for 2003
     o Bridge divestments of OGP, Building Systems, Equity Ventures and remaining Structured Finance businesses
o Maintain existing securitization program and existing uncommitted bank facilities
o    Restore credit rating and access to capital markets

Medium-term goals

2003
o    Reduce   total  debt  to  app.   BUS$  6.5,   gearing   (total   debt/total
     capitalization) to app. 70 percent
     o Proceeds from divestment of OGP, Building Systems and other businesses will significantly reduce debt by yearend 2003

2005
o    Reduce total debt to app. BUS$ 4, gearing to app. 50 percent
     o    Debt  reduction  to  come  primarily  through  increased   operational
          cash-effective earnings

Presentation outline

     o    Priorities
     o    Optimizing the business
     o    Liquidity and debt reduction
     o    Conclusion
          ----------

Conclusion

o    2003 will be challenging
     o    market improvement not expected until late in year
o    Successful implementation of Step Change program a priority
o    Delivery of financing strategy a must, as in 2002
o    Divestment  program will increase focus on remaining core business,  reduce debt
o    Further   reduction  of  balance   sheet   volatility   will  provide  more
     transparency

Dinesh Paliwal                              Leverage and focus
Head of Automation
Technologies Division                       November 8, 2002

Safe Harbor Statement
This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, and fluctuation in currency exchange rates. Although ABB Ltd believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Outline

     o    Business & organizational overview
     o    Strategy
     o    Targets
     o    Operational priorities
     o    Conclusions

Products, industries and services

--------------------- --------------------- ------------------ --------------------- ------------------ -------------------
Control               Drives,               Low Voltage        Robots,               Paper,             Petroleum,
Platform              Motors &              Products &         Automotive &          Metals &           Chemical &
Products              Turbochargers         Instruments        Manufacturing         Marine             Consumer
--------------------- --------------------- ------------------ --------------------- ------------------ -------------------
[Photographs]         [Photographs]         [Photographs]      [Photographs]         [Photographs       (Photographs]
--------------------- --------------------- ------------------ --------------------- ------------------ -------------------

Product market position

---------------------------------------------------------- -----------------------------------------------
Process Automation Systems                                 Electrical Machines
-------------------------------- --------------- --------- ----------------------------- -----------------
ABB                              25.0%                     ABB                           10.0%
-------------------------------- --------------- --------- ----------------------------- -----------------
Honeywell                        17.9%                     Siemens                       7.0%
-------------------------------- --------------- --------- ----------------------------- -----------------
Invensys                         14.3%                     TECO                          5.0%
-------------------------------- --------------- --------- ----------------------------- -----------------
Siemens                          10.1%                     Emerson                       4.0%
-------------------------------- --------------- --------- ----------------------------- -----------------
Emerson                          9.3%                      GE                            4.0%
-------------------------------- --------------- --------- ----------------------------- -----------------

-------------------------------- --------------- --------- ----------------------------- -----------------
Robotics                                                   Low Voltage Products
-------------------------------- --------------- --------- ----------------------------- -----------------
ABB                              23.0%                     Schneider                     14.1%
-------------------------------- --------------- --------- ----------------------------- -----------------
Fanuc                            23.0%                     Legrand                       12.0%
-------------------------------- --------------- --------- ----------------------------- -----------------
Kuka                             19.0%                     Siemens                       8.9%
-------------------------------- --------------- --------- ----------------------------- -----------------
Yaskawa                          17.0%                     ABB                           8.6%
-------------------------------- --------------- --------- ----------------------------- -----------------
Kawasaki                         5.0%                      GE                            6.4%
-------------------------------- --------------- --------- ----------------------------- -----------------

-------------------------------- --------------- --------- ----------------------------- -----------------
High-Power AC Drives
-------------------------------- --------------- --------- ----------------------------- -----------------
ABB                              19.7%
-------------------------------- --------------- --------- ----------------------------- -----------------
Alstom                           9%
-------------------------------- --------------- --------- ----------------------------- -----------------
Siemens                          8.7%
-------------------------------- --------------- --------- ----------------------------- -----------------
ASI Robicon                      6.8%
-------------------------------- --------------- --------- ----------------------------- -----------------
Rockwell                         6.5%
-------------------------------- --------------- --------- ----------------------------- -----------------

Source:  ARC Advisory Group, ABB, (2001 revenues)

Industry market position

------------------------------------- ----------------- -----------------------------------
Power Industry                                          Pulp & Paper
------------------- ----------------- ----------------- ----------------- -----------------
ABB                 24.7%                               ABB               39.0%
------------------- ----------------- ----------------- ----------------- -----------------
Siemens             24.3%                               Honeywell         25.9%
------------------- ----------------- ----------------- ----------------- -----------------
Invensys            14.8%                               Metso             13.9%
------------------- ----------------- ----------------- ----------------- -----------------
Emerson             12.1%                               Invensys          7.2%
------------------- ----------------- ----------------- ----------------- -----------------
Alstom              9.8%                                Yokogawa          4.5%
------------------- ----------------- ----------------- ----------------- -----------------
Honeywell           3.5%                                Siemens           2.8%
------------------- ----------------- ----------------- ----------------- -----------------
Yokogawa            3.0%                                Alstom            2.4%
------------------- ----------------- ----------------- ----------------- -----------------
Metso               1.8%                                Emerson           1.8%
------------------- ----------------- ----------------- ----------------- -----------------

------------------------------------- ----------------- -----------------------------------
Metals & Mining                                         Oil & Gas
------------------------------------- ----------------- -----------------------------------
ABB                 35.2%                               ABB               36.5%
------------------- ----------------- ----------------- ----------------- -----------------
Honeywell           13.4%                               Honeywell         16.7%
------------------- ----------------- ----------------- ----------------- -----------------
Yokogawa            12.3%                               Invensys          13.7%
------------------- ----------------- ----------------- ----------------- -----------------
Alstom              10.9%                               Emerson           12.0%
------------------- ----------------- ----------------- ----------------- -----------------
Invensys            8.9%                                Yokogawa          7.5%
------------------- ----------------- ----------------- ----------------- -----------------
Toshiba             4.6%                                Siemens           5.5%
------------------- ----------------- ----------------- ----------------- -----------------
Emerson             4.4%                                Alstom            4.1%
------------------- ----------------- ----------------- ----------------- -----------------
Yamatake            2.9%                                Hitachi           1.5%
------------------- ----------------- ----------------- ----------------- -----------------

Source: ARC Advisory Group (2001 revenues)

Simplicity: reduced BAs from 11 to 6

                                                        Actual 2001*            Old AT             Old IN             New AT
Old Automation and Industries                           Revenues                5,246              5,060              10,306
                                                        Elimination             -568               -635               -1,203
Control & Force Measurement                             Metering, etc.          -489                                  -489
Drives and Power Electronics                            Net                     4,189              4,425              8,614
Electrical Machines
Instrumentation and Metering                            6
Low-Voltage Products                           ------>  BAs                          New Automation Technologies
Robotics
Automotive Industries                                                   Low-Voltage Prods & Instruments (25%)
Manufacturing, Electronics & Consumer                                   Drives, Turbochargers & Motors (19%)
Marine & Turbocharging                                                  Robotics, Automotive & Mfg (17%)
Paper, Printing, Metals & Minerals                                      Paper, Metals, Minerals & Marine
Petroleum, Chemical & Life Sciences                                     Petroleum, Chemical, Consumer
                                                                        Control Platform Products

*    MUS$

Business overview (revenues)*

-------------------------------- ------------------ ------------- --------------------- ---------------------
Industries                       Revenues                         Regions               Revenues
-------------------------------- ------------------ ------------- --------------------- ---------------------
Power Industry                   10%                              Mid East & Africa     3%
-------------------------------- ------------------ ------------- --------------------- ---------------------
Transportation                   11%                              Asia                  13%
-------------------------------- ------------------ ------------- --------------------- ---------------------
Building Industry                15%                              Americas              21%
-------------------------------- ------------------ ------------- --------------------- ---------------------
Discrete Manufacturing           23%                              Europe                63%
-------------------------------- ------------------ ------------- --------------------- ---------------------
Process industries               41%
-------------------------------- ------------------ ------------- --------------------- ---------------------

-------------------------------- ------------------ ------------- --------------------- ---------------------
Channels                         Revenues                         Offerings             Revenues
-------------------------------- ------------------ ------------- --------------------- ---------------------
ABB Direct                       61%                              Services              17%
-------------------------------- ------------------ ------------- --------------------- ---------------------
Channel Partners                 39%                              Systems               19%
-------------------------------- ------------------ ------------- --------------------- ---------------------
                                                                  Products              64%
-------------------------------- ------------------ ------------- --------------------- ---------------------

*    Based on revenues 9 months 2002

9 months 2002 results*

---------------------------- ----------------------------------------- -------------------- -----------------
(MUS$)                       Change in local currencies                9M/02                9M/01
---------------------------- ----------------------------------------- -------------------- -----------------
Orders                                              +4%                6,735                6,443
---------------------------- ----------------------------------------- -------------------- -----------------
Revenues                                          +/-0%                6,314                6,244
---------------------------- ----------------------------------------- -------------------- -----------------
EBIT                                               -11%                414                  456
---------------------------- ----------------------------------------- -------------------- -----------------
Base EBIT                                          -15%                460                  532
---------------------------- ----------------------------------------- -------------------- -----------------
Base EBIT margin                                                       7.3%                 8.5%
---------------------------- ----------------------------------------- -------------------- -----------------

     o    Orders: increased, with order growth led by Asia.
     o    Revenues: flat.
     o    Base EBIT: decreased overall largely due to price pressure.
          o    EBIT increased in systems & services due to productivity gains

Comments refer to local currency figures
*    Pro-forma figures
**   Definition of Base EBIT see Appendix

9 months 2002 achievements

o    Productivity
     o    Focused factories: closed three factories
     o    Headcount: reduced by 11%
     o    Cost control: global risk review database

o    Portfolio
     o    Selling metering business
     o    Sold non-core marine business
     o    Sold Flakt drying business
     o    Absorbed oil & gas transport business

o    Penetration
o    High growth in China (21%) & India (25%)
o    Large orders across industries and geographies:
     o    70 MUS$ to Statoil (petroleum)
     o    68 MUS$ to Dubal (aluminum)
     o    45 MUS$ to GlobalSantaFe (offshore drilling)
     o    35 MUS$ to Tower Automotive (automotive)
     o    35 MUS$ to Bombardier (transportation)

-------------------------------------------------------------------------------------------------------------
                                    Employees
-------------------------------------------------------------------------------------------------------------
67,607              65,599            63,226            62,474            61,399            59,740
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Q2 2001             Q3 2001           Q4 2001           Q1 2002           Q2 2002           Q3 2002
------------------- ----------------- ----------------- ----------------- ----------------- -----------------

-------------------------------------------------------------------------------------------------------------------------------
                                 Orders in MUS$
-------------------------------------------------------------------------------------------------------------------------------
2,728               2,022             1,966             1,909             2,409             2,368             2,303
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
Q1 2001             Q2 2001           Q3 2001           Q4 2001           Q1 2002           Q2 2002           Q3 2002
------------------- ----------------- ----------------- ----------------- ----------------- ----------------- -----------------


Markets
Underlying market growth 2002-2005 for the division: 2-3%

[Graph showing market size (in BUS$), cumulative average growth rate (2002-2005) and ABB's market position for the Automation Technology Division's markets]

Strategy

o    Grow products through global presence and channels
o    Grow services through huge installed base
o    Grow solutions through blended process/discrete expertise

[Photographs]

Grow products through presence and channels

     o    Leverage presence in high-growth markets
     o Leverage size and R&D muscle to grow share and be first with new products
     o    Leverage internal cost efficiency through Industrial IT

     [Photographs]

Grow services through huge installed base

     o    Leverage ABB's $100 billion+ installed automation base
     o    Leverage deep industry knowledge
     o    Leverage ABB's substantial electrical installed base

Product and System Services                   Asset Management Services                     Knowledge
            |                                              |                                           |
           \ /                                            \ /                                         \ /
Customer Support                              Full Service                                  Competencies
            |                                              |                                           |
           \ /                                            \ /                                         \ /
Process and Application                       Consulting                                    Industrial IT Solutions
            |                                              |                                           |
           \ /                                            \ /                                         \ /
Logistics and Repair                          Turnaround                                    Common Global Processes
            |                                              |
           \ /                                            \ /
Education and Training                        Total Equipment Management
                                                           |
                                                          \ /
                                              Assessment Strategy for Service
                                                           |
                                                          \ /
                                              Value-Based Service Solutions
                                                           |
                                                          \ /
                                              Customer

Grow solutions through process/discrete solutions
     o Leverage the need for both process and discrete solutions among respective installed bases

     o Leverage reduced risk & cost-efficiency of Industrial IT integration to differentiate and add ABB solutions

                         Process       ----->        <-----   Discrete
                         Solutions                           solutions
------------------- -------------- ------------ -------------- ------------ ------------- ------------- --------------
Asset Management    Design                      Optimize                    Procure       Fulfill       Operations
------------------- -------------- ------------ -------------- ------------ ------------- ------------- --------------
Measure             Actuate        Produce                                  Support       Maintain
------------------- -------------- ------------ -------------- ------------ ------------- ------------- --------------

Revenues growth target

----------------------- --------------------- -------------------- --------------------- --------------------
1.1%                    -3.0%                 2.3%                 1.0%                  3.3%
----------------------- --------------------- -------------------- --------------------- --------------------
Pro-forma               Pro-forma             Market Growth        Growth** from share   CAGR
growth                  growth                2002-2005            gains                 2002-2005 E
2001*                   2002E*
----------------------- --------------------- -------------------- --------------------- --------------------

*    in local currencies; definition of pro-forma revenues, see appendix

** share gains through building on strong base and expansion (e.g. service, new markets)

EBIT margin target

22% EBIT improvement year over year

----------------- -------------------- ------------------ ---------------- --------------- ----------------- -----------
8.1%              8.1%
----------------- -------------------- ------------------ ---------------- --------------- ----------------- -----------
2.0(1)            1.6(1)               2.8                2.3              1.5             -2.4              10.7
----------------- -------------------- ------------------ ---------------- --------------- ----------------- -----------
6.1(2)            6.5(2)
----------------- -------------------- ------------------ ---------------- --------------- ----------------- -----------
----------------- -------------------- ------------------ ---------------- --------------- ----------------- -----------
Base EBIT         Base EBIT            Optimizing         Building         Expansion       Cumulative        2005E
margin            margin               the                on strong                        Risk
2001*             2002E*               business           base
----------------- -------------------- ------------------ ---------------- --------------- ----------------- -----------

(1)  Adjustments for one-time items and non-recurring amortization, see appendix
(2)  Pro-forma  EBIT,  definition  see  appendix

*    Base EBIT = Pro-forma EBIT including adjustments, see appendix

Optimizing the business

(Inset graph notes "Optimizing the business" column from Slide 17)

     o Completed focused factory implementation = avg. 1% EBIT impact/year per factory
     o    Cost reduction 4% of revenue in people and productivity over 18 months
     o    Continuous product simplification program = avg. 0.5% EBIT impact/year

70%+ of AT products certified to Industrial IT standards 2002 YTD

[Graph showing levels of completed and planned certification for Products and Services]

Optimizing the business: online parts processing

(Inset graph notes "Optimizing the business" column from Slide 17)

     o    Focusing on distributors & parts customers
     o    80%+ spare parts orders processed electronically
     o    40 US$ internal process cost improvement for each online order

     [Photographs]

Building on strong base

(Inset graph notes "Optimizing the business" column from Slide 17)

o    Channels: channel focus unlocks resources and EBIT
     o    Outsourced product sales of small accounts
     o    Sales and administration cost reduction target 1.5% EBIT impact/year
o    Account management: higher share of spend
     o    Account and relationship focus breeds portfolio growth
     o    Strategic  alliances and frame  agreements up 30% in first nine months
          2002
o    Industrial IT: gaining as manufacturing standard
     o    Common platform promotes cross-selling
     o    Clear competitive differentiator - more product alliances!

Building on strong base: channel management

(Inset graph notes "Building on strong base" column from Slide 17)

Hagemeyer

o    Global customer with >100 MUS$ annual sales
o    Grew from LV products to motors, drives, switchgear, transformers
o    400+ small ABB direct customers transferred to Hagemeyer
     o    ABB/Hagemeyer business growth exceeds ABB average:
     o    ABB/Hagemeyer Motors: 16.8%
     o    ABB/Hagemeyer Spain: 13.7%
     o    ABB/Hagemeyer Netherlands: 7.3%

Building on strong base: account management

(Inset graph notes "Building on strong base" column from Slide 17)

------------ --------- ---------- --------- --------- ---------- --------- --------- ---------- -------------
1            1         5          6         5         9          12        44        56         75
------------ --------- ---------- --------- --------- ---------- --------- --------- ---------- -------------
1992         1993      1995       1996      1997      1998       1999      2000      2001       2002YTD
------------ --------- ---------- --------- --------- ---------- --------- --------- ---------- -------------

o    Standard terms through product frame agreements
o    Expand ABB scope to agreement
o    Higher volume, lower SG&A

Customers buy broader scope due to Industrial IT

(Inset graph notes "Building on strong base" column from Slide 17)

Tower Automotive
Tower Automotive, Belgium
o    35 MUS$ order
o    Greenfield plant for body parts for Volvo
o    Robotics solution & drives integrated through Industrial IT

Third parties expand the Industrial IT portfolio

(Inset graph notes "Building on strong base" column from Slide 17)

---------------------------------------- ---------------------------------- ---------------------------------
                                                      Industrial IT              Bosch Rexroth AG
                                                            enabled              Pneumatic Products
---------------------------------------- ---------------------------------- ---------------------------------
                                                    Hewlett-Packard              Industrial IT
                                                       Workstations              enabled
---------------------------------------- ---------------------------------- ---------------------------------
Third-party Industrial IT                             Industrial IT              IFS AB
certification                                               enabled              Business Software
---------------------------------------- ---------------------------------- ---------------------------------
                                                          Tetra Pak              Industrial IT
                                                   Plant Automation              enabled
                                                           Software
---------------------------------------- ---------------------------------- ---------------------------------

Expansion: services

(Inset graph notes "Expansion" column from Slide 17)

     o    Leverage 100 BUS$ installed base
     o    Cross sell product/system service and outsourced maintenance
     o    "On the ground" now as customers move from capex to Return on Assets
     o    Merging service organizations to target 13% cost reduction
     o    Increase service revenue from 17% to 25% of total division
     o    Target EBIT margin: >15% by 2005

Expansion: service centers

--------------------------------------- ------------------------------------
West Saint-Laurent, Quebec, Canada      Vienna, Austria
Service                                 Service
--------------------------------------- ------------------------------------
Wickliffe, Ohio, USA                    Osasco, Brazil
Service                                 Service
--------------------------------------- ------------------------------------
Mexico City, Mexico                     Shanghai, China
Service                                 Service
--------------------------------------- ------------------------------------
Bogota, Colombia                        Taipei, Taiwan
Service                                 Service
--------------------------------------- ------------------------------------
Camcari, Brazil                         Zaventen, Belgium
Service                                 Service
--------------------------------------- ------------------------------------
Rotterdam, Netherlands                  Auburn Hills, Michigan, USA
Service                                 Service
--------------------------------------- ------------------------------------
Buenos Aires, Argentina                 Toronto, Ontario, Canada
Service                                 Service
--------------------------------------- ------------------------------------
Oslo, Norway                            St. Ouen L'Aumone, France
Service                                 Service
--------------------------------------- ------------------------------------
Vasteras, Sweden                        Friedberg, Germany
Service                                 Service
--------------------------------------- ------------------------------------
Tallinn, Estonia                        Milton Keynes, UK
Service                                 Service
--------------------------------------- ------------------------------------
Riga, Latvia                            Turino, Italy
Service                                 Service
--------------------------------------- ------------------------------------
Mannheim, Germany                       Daresbury, UK
Service                                 Service
--------------------------------------- ------------------------------------
Poland                                  Helsinki, Finland
Service                                 Service
--------------------------------------- ------------------------------------
Massy, France                           South Africa
Service                                 Service
--------------------------------------- ------------------------------------
Barcelona, Spain                        Melbourne, Australia
Service                                 Service
--------------------------------------- ------------------------------------
Birr, Switzerland                       Sesto San Giovanni, Italy
Service                                 Service
--------------------------------------- ------------------------------------
Fredericia, Denmark                     Vilnius, Lithuania
Service                                 Service
--------------------------------------- ------------------------------------
Perafita, Portugal                      Seoul, Korea
Service                                 Service
--------------------------------------- ------------------------------------
Beijing, China                          Tokyo,Japan
Service                                 Service
--------------------------------------- ------------------------------------


(Inset graph notes "Building on strong base" column from Slide 17)

                        Drive best practices via Service
                               Methodology Centers

Managing cash flow

Net Working Capital

Net Working Capital
     o    Focus on advanced payments (~7% of revenues)
     o    Target 10% DSO reduction (65)
     o Targeting 2% percentage point net reduction in inventory --> 17% of revenues

Investments
     o    Sustaining and expansion investments 2.7% of revenues
     o    4% R&D investment

------------------------------------------------------------------------------------------------------------------------
                                                  Net Working Capital
                                                     % of revenue
------------------------------------------------------------------------------------------------------------------------
11.7        11.8     11.0     8.7      9.8      11.4     11.4      5.9      9.0      9.0      8.8      7.0      5
----------- -------- -------- -------- -------- -------- --------- -------- -------- -------- -------- -------- --------
Q100        Q200     Q300     Q400     Q101     Q201     Q301      Q401     Q102     Q202     Q302     Q402     2005
----------- -------- -------- -------- -------- -------- --------- -------- -------- -------- -------- -------- --------

Revenues growth and EBIT margin targets

     o    Target revenue CAGR: 3.3% through 2005
     o    Target EBIT margin: 10.7% by 2005

-------------------------------------------- -------------------- --------------------- ---------------------
                                             2002                 2003                  2005
-------------------------------------------- -------------------- --------------------- ---------------------
Revenues growth in local currencies          -3.0%                3.0%                  3.3%*
-------------------------------------------- -------------------- --------------------- ---------------------
EBIT margin                                  6.5%                 7.1%                  10.7%
-------------------------------------------- -------------------- --------------------- ---------------------

*    CAGR 2002-2005

What's different this time?

     o    New culture of consequence management is now in place
     o    Group Processes division has been eliminated
     o    Non-core businesses are being divested
     o    Country Managers empowered for local execution
     o External benchmarks to validate our cost reduction targets/metrics and rigorous follow-up routines

Cost reduction 4% of revenue

o    Merger of two operating divisions will eliminate
     o    5 Business Areas
     o    Redundant functions in more than 25 countries
     o    Redundant project and administration resources
o    Aggressive channel management; taking out cost of sales
o    Corporate and country holding structures are being trimmed
o    No R&D investment outside core businesses!

Conclusions

o    Leveraging the strong base:
     o    Combine the strengths of former:
          o    Automation division (product channels)
          o    Industries division (services)
     o    Capitalize on huge installed base for product and service growth
     o    R&D muscle and market presence
o    Radical cost reduction

                                      ABB

Appendix

Drives, Motors and Turbochargers

Business Activities
     o    Low and Medium Voltage AC Drives
     o    DC Drives
     o    Power Electronics Systems
     o    Diesel and Gas Engine Turbochargers
     o    Electrical Motors and Generators
     o    Services

Industries Served
     o    Drives:  Building  automation,  marine,  power,  transportation,   and
          manufacturing industries
     o    Power  electronics:   Aluminium  and  magnesium  smelters,  excitation
          systems for power plants
     o    Turbochargers: Marine, power and transportation
     o    Motors and generators: OEM customers, distributors, and end users

Market Drivers
     o Investments to inrease production effeciency, reduce energy costs, and improve environmental performance

Main Geographic Markets
     o    Europe, North America and Asia

Low Voltage Products and Instruments

Business Activities
     o    Breakers, Control Products, Switches and Fusegear
     o    Line Protection Devices, Enclosures and Cable Systems
     o    Switchgear and Motor Control Centers
     o    Process Measurement and Actuation Devices
     o    Process Analytical Products and Systems
     o    Services

Industries Served
     o LV Products: Distributors and wholesalers, OEM`s and panel builders, systems integrators and end users
     o    Instrumentation and Analytical: Process manufacturing industries

Market Drivers
     o LV Products: Investments in buildings and industries to increase energy efficiency and level of automation
     o    Instrumentation: Process quality, consistency and efficiency

Main Geographic Markets
     o    Worldwide

Control Platform Products

Business Activities
     o    Industrial IT platform product
     o    Control products and systems
     o    Software solutions for optimizing and integrating of plant operations
     o    Logistics, Data Historian and Manufacturing
     o    Execution Systems
     o    Plant and Professional Services

Industries Served
     o Full range of process industries, including pulp and paper, metals and minerals, chemicals, petroleum, life sciences, etc.
     o    Public and private power generation, transmission and distribution

Market Drivers
     o    Investments  to  improve  production  efficiency,   quality,   safety,
          environmental and regulatory compliance.
     o    Investments to improve time to market and manufacturing agility

Main Geographic Markets
     o    Worldwide

Robotics, Automotive and Manufacturing

Business Activities
     o    Development,  production  and sale of  industrial  robots and  related
          equipment  to  the   automotive   industry  and  other   manufacturing
          industries
     o    Manufacturing cells and solutions
     o    Application-specific software and services

Industries Served
     o Automotive, foundry, packaging and palletizing, material handling and machine tending, painting and coating

Market Drivers
     o Higher productivity, improved production efficiency and manufacturing flexiblity

Main Geographic Markets
     o    Europe, Asia/Pacific, Americas

Petroleum, Chemicals and Consumer

Business Activities
     o    Application-specific products, systems, software and solutions

Industries Served
     o    Oil and gas production, processing, refining, and transportation
     o Primary and secondary pharmaceutical manufacturing and packaging; quality control and regulatory validation/compliance
     o Food and beverage, home care, agricultural milling, personal care products

Market Drivers
     o Investments to increase production efficiency, quality and consistency and to comply with regulatory agencies.

Main Geographic Markets
     o    Europe, North America and Asia

Paper, Metals, Minerals and Marine

Business Activities
     o Pulp and paper automation, production and quality control; machine health monitoring; chemical delivery
     o Measurement and automation solutions for ferrous and non-ferrous metals production and processing
     o    Automation of cement manufacture and mining processes
     o Propulsion, power, dynamic positioning, and integrated automation of cargo and cruise vessels and offshore installations

Industries Served
     o    Pulp and paper manufacturers
     o    Ferrous and non-ferrous metals producers
     o    Cement, mining and mineral processing
     o    Cruise, ferry and oil and gas vessels

Market Drivers
     o Investments to improve production efficiency and quality, reduce energy usage, maximize safety and environmental compliance

Main Geographic Markets
     o    Worldwide

Automation Technologies division - Pro-forma orders

---------------------------------------------------------------------- ------------------ ---------------- ---------------
MUS$                                                                   9/2002             2001             9/2001
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Reported orders
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Former Automation Technology Products div.                             3,768              5,170            3,633
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Former Industries division                                             3,448              4,865            3,794
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Elimination of inter-company transactions                              -448               -1,169           -948
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Transfer of non-core business to corporate*                            -33                -47              -36
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Disposals**                                                                               -454
---------------------------------------------------------------------- ------------------ ---------------- ---------------
---------------------------------------------------------------------- ------------------ ---------------- ---------------
Pro-forma orders
---------------------------------------------------------------------- ------------------ ---------------- ---------------
New Automation Technologies division                                   6,735              8,365            6,443
---------------------------------------------------------------------- ------------------ ---------------- ---------------

*    Semiconductor business
**   Metering business

Automation Technologies division - Pro-forma revenues

---------------------------------------------------------------------- ----------- ----------- ------------
MUS$                                                                   9/2002      2001        9/2001
---------------------------------------------------------------------- ----------- ----------- ------------
Reported revenues
---------------------------------------------------------------------- ----------- ----------- ------------
Former Automation Technology Products div.                             3,672       5,246       3,590
---------------------------------------------------------------------- ----------- ----------- ------------
Former Industries division                                             3,093       5,060       3,632
---------------------------------------------------------------------- ----------- ----------- ------------
Elimination of inter-company transactions                              -420        -1,203      -949
---------------------------------------------------------------------- ----------- ----------- ------------
Transfer of non-core business to corporate*                            -31         -42         -29
---------------------------------------------------------------------- ----------- ----------- ------------
Disposals**                                                                        -447
---------------------------------------------------------------------- ----------- ----------- ------------
---------------------------------------------------------------------- ----------- ----------- ------------
Pro-forma revenues
---------------------------------------------------------------------- ----------- ----------- ------------
New Automation Technologies division                                   6,314       8,614       6,244
---------------------------------------------------------------------- ----------- ----------- ------------

*    Semiconductor business
**   Metering business

Automation Technologies division - Pro-forma EBIT

---------------------------------------------------------------------- ------------------- ------------------ ------------
MUS$                                                                   9/2002              2001               9/2001
---------------------------------------------------------------------- ------------------- ------------------ ------------
Reported EBIT
---------------------------------------------------------------------- ------------------- ------------------ ------------
Former Automation Technology Products div.                             274                 380                315
---------------------------------------------------------------------- ------------------- ------------------ ------------
Former Industries division                                             128                 154                132
---------------------------------------------------------------------- ------------------- ------------------ ------------
Transfer of non-core business to corporate*                            12                  11                 9
---------------------------------------------------------------------- ------------------- ------------------ ------------
Disposals**                                                                                -22
---------------------------------------------------------------------- ------------------- ------------------ ------------
---------------------------------------------------------------------- ------------------- ------------------ ------------
Pro-forma EBIT
---------------------------------------------------------------------- ------------------- ------------------ ------------
New Automation Technologies division                                   414                 523                456
---------------------------------------------------------------------- ------------------- ------------------ ------------

*    Semiconductor business
**   Metering business

Automation Technologies division - Base EBIT

---------------------------------------------------------------------- ------------------- ------------------ ------------
MUS$                                                                   9/2002              2001               9/2001
---------------------------------------------------------------------- ------------------- ------------------ ------------
Pro-forma EBIT                                                         414                 523                456
---------------------------------------------------------------------- ------------------- ------------------ ------------
Adjusted for one-time items:
---------------------------------------------------------------------- ------------------- ------------------ ------------
Restructuring costs                                                    45                  81                 6
---------------------------------------------------------------------- ------------------- ------------------ ------------
One time costs                                                                             2
---------------------------------------------------------------------- ------------------- ------------------ ------------
Capital gains                                                          1                   -8                 -3
---------------------------------------------------------------------- ------------------- ------------------ ------------
Adjusted for non-recurring amortization                                                    99                 73
---------------------------------------------------------------------- ------------------- ------------------ ------------
---------------------------------------------------------------------- ------------------- ------------------ ------------
Base EBIT
---------------------------------------------------------------------- ------------------- ------------------ ------------
New Automation Technologies division                                   460                 697                532
---------------------------------------------------------------------- ------------------- ------------------ ------------

Business overview (revenues)*

------------------------------------------------------- -----------------------------------------------------
                    Business Areas                                            Revenues
------------------------------------------------------- -----------------------------------------------------
Control & Enterprise Solutions                                                   7%
------------------------------------------------------- -----------------------------------------------------
Petroleum, Chemical & Consumer                                                  13%
------------------------------------------------------- -----------------------------------------------------
Robotics, Automotive &                                                          17%
Manufacturing
------------------------------------------------------- -----------------------------------------------------
Paper, Metals, Minerals & Marine                                                17%
------------------------------------------------------- -----------------------------------------------------
Drives, Motors & Turbochargers                                                  19%
------------------------------------------------------- -----------------------------------------------------
Low Voltage Products & Instruments                                              25%
------------------------------------------------------- -----------------------------------------------------
                                                                               9/2002
------------------------------------------------------- -----------------------------------------------------

*    Based on revenues 9 months 2002

EBIT Reconciliation 9 months 01 vs 9 months 02

---------------- ------------- ---------------- -------------- --------------- ---------------- -------------
456              208           39               15             70              150              414
---------------- ------------- ---------------- -------------- --------------- ---------------- -------------
  9 months 01       Price       Restructuring      Legacy      Non-recurring    Restructuring   9 months 02
                   Erosion,        charges        Projects      amortization       savings
                 / inflation
---------------- ------------- ---------------- -------------- --------------- ---------------- -------------

ABB Power Technologies                      Speed -
              division                      Our key to success
           Peter Smits

Safe Harbor Statement
This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for abb's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, and fluctuation in currency exchange rates. Although ABB Ltd. believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Outline

o    Business overview
o    Strategy
o    Targets
o    Operational priorities
o    Conclusions

Scope of Power Technologies

----------------------------------------------------------------------------------------------------------------
                                                [Photographs]
----------------------------------------------------------------------------------------------------------------
High Voltage         Medium Voltage        Power            Distribution      Utility            Power Systems
Products             Products              Transformers     Transformers      Automation
                                                                              Systems
-------------------- --------------------- ---------------- ----------------- ------------------ ---------------

o    ABB is the world's no. 1 in power technologies

o    Global presence with about 42,000 employees in more than 70 countries

Business overview

-------------------------- ------ ---------------------------------------------------------------------------
Revenues split
by Business Area
-------------------------- ------ ---------------------------------------------------------------------------
           12%                    Distribution Transformers (PTDT)
                                  o     Products and services for power distribution and special
                                        applications up to 72,5 kV
-------------------------- ------ ---------------------------------------------------------------------------
           14%                    Medium Voltage Products (PTMV)
                                  o     Products, modular solutions and service for power distribution from 1 to 50 kV
-------------------------- ------ ---------------------------------------------------------------------------
           15%                    Power Transformers (PTPT)
                                  o     Power transformers, service and associated products from 72,5 to
                                        1150 kV
-------------------------- ------ ---------------------------------------------------------------------------
           17%                    Utility Automation Systems (PTUA)
                                  o     Power plant controls, network management, substation automation, water automation
-------------------------- ------ ---------------------------------------------------------------------------
           18%                    High Voltage Products (PTHV)
                                  o     Products, modular solutions and service for power transmission from 50 to 800 kV
-------------------------- ------ ---------------------------------------------------------------------------
           24%                    Power Systems (PTPS)
                                  o     Transmission and distribution systems (AC & DC), substations, system retrofit, wind power
-------------------------- ------ ---------------------------------------------------------------------------
         9/2002
-------------------------- ------ ---------------------------------------------------------------------------

Business overview

------------------ -------------------- - ----------- -------------------- -- -------------- --------------------
                   Revenues split                     Revenues split                         Revenues split by
                   by customer type                   by regions                             offerings
------------------ -------------------- - ----------- -------------------- -- -------------- --------------------
VAR                 4%     4%              LAM        10%     9%               Services      12%     12%
------------------ ------- ------------ - ----------- ------- ------------ -- -------------- ------- ------------
OEM                 7%     8%              MEA        12%     12%              Systems       34%     31%
------------------ ------- ------------ - ----------- ------- ------------ -- -------------- ------- ------------
EPC                9%     10%             Asia       17%     19%              Products      54%     57%
------------------ ------- ------------ - ----------- ------- ------------ -- -------------- ------- ------------
Industries         7%     8%              NAM        25%     26%
------------------ ------- ------------ - ----------- ------- ------------ -- -------------- ------- ------------
Utilities           73%    70%            Europe      36%     34%
------------------ ------- ------------ - ----------- ------- ------------ -- -------------- ------- ------------
                    2001   09/2002                    2001    09/2002                        2001    09/2002
------------------ ------- ------------ - ----------- ------- ------------ -- -------------- ------- ------------
--------------------------------------- - -------------------------------- -- -------------- ------- ------------
EPC: Engineering, procurement,            NAM: North America
       construction                       LAM: Latin America
OEM: Original equipment manufacturer
VAR: Value added reseller
--------------------------------------- - -------------------------------- -- -------------- ------- ------------

Markets - ABB position and market size

Underlying market growth 2002-2005 for the division: approx. 3%

[Graph showing market size (in BUS$) and cumulative average growth rate (2002-2005) for the Power Technology Division's markets]

9 months 2002 results*

---------------------------------------------- -------------------------- ------------------ ----------------
(MUS$)                                         Change in                  9M/02              9M/01
                                               local currencies
---------------------------------------------- -------------------------- ------------------ ----------------
Orders                                         -9%                        5,406              5,975
---------------------------------------------- -------------------------- ------------------ ----------------
Revenues                                       +2%                        5,241              5,162
---------------------------------------------- -------------------------- ------------------ ----------------
EBIT                                           +1%                        315                314
---------------------------------------------- -------------------------- ------------------ ----------------
Base EBIT**                                    +6%                        357                339
---------------------------------------------- -------------------------- ------------------ ----------------
Base EBIT margin                                                          6.8%               6.6%
---------------------------------------------- -------------------------- ------------------ ----------------

o    Orders lower due to booking of 350 MUS$ order from China in Q3/01
o    Revenue growth due to successful transmission product business
o Base EBIT increased due to productivity gains and further operational improvements

Comments refer to local currency figures
*    Pro-forma figures
**   Definition of Base EBIT see Appendix

9 months 2002 achievements

MUSD

---------------- ------------------- ------------- ------------ ------------ ----------
314              +16                 -36           +58          -37          315
---------------- ------------------- ------------- ------------ ------------ ----------
EBIT 0109        Operational         Restruct.     Restruct.    Legacy       EBIT
                 improvements        costs         payback      costs        0209
                 /Productivity
                 increase
---------------- ------------------- ------------- ------------ ------------ ----------

Headcount reductions and productivity

------------------------------------------------------------------------------- -- ------------------------------------
                               Total employees
------------------------------------------------------------------------------- -- ------------------------------------
                                                                                   9 months achievements:
------------- ---------- ---------- ---------- ---------- ---------- ---------- -- ------------------------------------
47,191         46,188    44,698     44,425     43,499      42,404     42,307       o     8% productivity improvement
                                                                                         based on value added
------------- ---------- ---------- ---------- ---------- ---------- ---------- -- ------------------------------------
                                                                                   o     Employee reduction:  -12%
                                                                                         achieved within 15/18 months
------------- ---------- ---------- ---------- ---------- ---------- ---------- -- ------------------------------------
0106A         0109A      0112A      0203A      0206A      0209A      0212F
------------- ---------- ---------- ---------- ---------- ---------- ---------- -- ------------------------------------

Restructuring scenario 2003-2004
o    Anticipated restructuring: approx. 1% of revenues p.a.
o    Average payback: 18 months
o    Target: 7-8% productivity improvement p.a.

Strategy
Taking advantage of our leadership
o    Change the rules of the game
     o    Fundamentally alter the business cycle by reducing total cycle times
o    Web-enabling of the entire value chain
     o Example: online product configurators, including electronic ordering, supplier integration
o    Customer benefits:
     o    Short quotation and decision-making
     o    Fast execution through productized systems and modules
     o    Short delivery times with ABB brand quality

Reduce total cycle times from months to weeks and from weeks to days

Strategy
Fully implement Focused Factory concept

o Transformation of a confederation of local volume units to highly efficient Focused Factories
o Focus on specific product ranges to achieve cost savings through economies of scale
o    Compete on speed and efficiency:
     o    Short total cycle time
     o    Advanced manufacturing technology
     o    Factory automation
     o    Demand flow systems from push to pull
     o    Lean overhead structure
o    Deploy Industrial IT as next step of Focused Factories

Focused factory concept started in distribution transformers and is being deployed in all Business Areas

Strategy
Focused Factory plus Focused Engineering

-------------------------------------- ------- ------------------------------------ -------------------------------
Focused                                        Now also:
Factory.                                       Focused Engineering.
-------------------------------------- ------- ------------------------------------ -------------------------------
High Voltage Products                          Utility Automation
-------------------------------------- ------- ------------------------------------ -------------------------------
Medium Voltage Products                        HVDC Systems
-------------------------------------- ------- ------------------------------------ -------------------------------
Power Transformers                             HVAC Systems
-------------------------------------- ------- ------------------------------------ -------------------------------
Distribution Transformers                                                           High complexity
                                               Transmission Substations             Medium complexity
                                                                                    Low complexity
-------------------------------------- ------- ------------------------------------ -------------------------------

Strategy
More competitiveness through Focused Engineering

------------------ ----- ------------------------------------------------------------------------------------
high                     o     High-end systems, e.g. HVDC technology
complexity               o     Individual "Engineer to Order" solutions
                         o     More sophisticated engineering tools
                         o     Improved project management
                         o     Risk management monitoring
------------------ ----- ------------------------------------------------------------------------------------
medium                   o     Shift from Engineer to Order to Assembly to Order (from ETO to ATO)
complexity               o     Modularization
                         o     Fast project execution
                         o     Frequently used solution elements
------------------ ----- ------------------------------------------------------------------------------------
low                      o     Further development of productized systems
complexity               o     Configuration instead of engineering
                         o     Customers can configure their solution online
                         o     Frequently used similar solutions
------------------ ----- ------------------------------------------------------------------------------------

Deployment of Focused Engineering centers will result in cost saving of approx. 20 MUSD annually and a growth from share gains of 200 MUSD

Revenues growth target

----------------------- -------------------- --------------------- --------------------- --------------------
10.6%*                  2.2%                 3%                    2.3%                  5.3%
----------------------- -------------------- --------------------- --------------------- --------------------
      Pro-forma              Pro-forma              Market              Growth***               CAGR
        growth                growth                growth                 from              2002-2005 E
        2001**                2002E**             2002-2005            share gains
----------------------- -------------------- --------------------- --------------------- --------------------

*    substantially above average growth rate due to invoicing of strong backlog
**   in local currencies; definition of pro-forma revenues, see appendix
*** share gains through building on strong base and expansion (e.g. service, new markets)

EBIT margin target

----------------- -------------- --------------- ------------- -------------- ----------------- ---------------
6.2%              6.9%
----------------- -------------- --------------- ------------- -------------- ----------------- ---------------

1.0(1)            0.9%(1)        0.5%(1)         0.35%(1)      0.15%(1)       1.0%(1)           10%
----------------- -------------- --------------- ------------- -------------- ----------------- ---------------
5.2%(2)           6.0%(2)        2.0%            1.4%          0.6%
----------------- -------------- --------------- ------------- -------------- ----------------- ---------------
Base EBIT         Base EBIT      Optimizing      Building      Expansion      Accumulated       2005E
margin            margin         the             on strong                    Risk
2001*             2002E*         business        base
----------------- -------------- --------------- ------------- -------------- ----------------- ---------------

(1)  Adjustments for one-time items and non-recurring amortization, see appendix
(2)  Pro-forma EBIT, definition see appendix

*    Base EBIT = Pro-forma EBIT including adjustments, see appendix

Optimizing the Business

(Inset graph notes "Optimizing the business" column from Slide 16)

Major initiatives:
o    Speed in:
     o    Processes
     o    Design
     o    Manufacturing systems
o    R&D improvements through:
     o Selective, market-driven approach to leverage 2,5% of revenues for R&D investments
     o    1% of revenues less cost through integrated R&D approach
     o Accelerated development of productized systems and reduce time to market

Optimizing the business
Speed in processes

o    Action: Product and site rationalization

---------------------------------------------------------------- --- ----------------------------------------
                         Product lines
                             -30%
---------------------------------------------------------------- --- ----------------------------------------
                                                                     Product overlaps are being
                                                                     aggressively eliminated
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
PT        64       57       48       44       44       44
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
MV        150      110      75       76       70       70            o     Achievement:
                                                                           -30% in 2 years
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
HV        88       80       73       68       65       65
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
DT        96       98       88       84       79       79            o     covering the same portfolio
                                                                           but with greater functionality
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
          2000     2001     2002     2003     2004     2005
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------

---------------------------------------------------------------- --- ----------------------------------------
                       Production lines
                             -17%
---------------------------------------------------------------- --- ----------------------------------------
                                                                     In parallel, production lines
                                                                     will be focused
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
PT        42        40       39       37       37       37
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
MV        57        45       36       35       30       30            o    Achievement:
                                                                           -17% in 2 years
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
HV        42        42       40       36       32       32
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
DT        35        34       32       31       28       28            o    according to the focused
                                                                           factory concept
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------
          2000     2001     2002     2003     2004     2005
--------- -------- -------- -------- -------- -------- --------- --- ----------------------------------------

Optimizing the business
Speed in design

o    Example: Product portfolio rationalization in MV switchgear

o    Power IT MV Air Insulated Switchgear, UniGear
o    for IEC mass market applications (up to 24kV)
o    Platform development
o    Functionality implementation
o    Phase in of global platform
o    Product substitution

----------------------- --------------------- -------------------- ---------------------
                        Products              Parts                Production lines
----------------------- --------------------- -------------------- ---------------------
Q4
----------------------- --------------------- -------------------- ---------------------
2001                    18                    80,000               47
----------------------- --------------------- -------------------- ---------------------
2002                    10                    45,000               22
----------------------- --------------------- -------------------- ---------------------
2003                     1                     5,000               12
----------------------- --------------------- -------------------- ---------------------
2004                     1                     5,000               12
----------------------- --------------------- -------------------- ---------------------
2005                     1                     5,000                9
----------------------- --------------------- -------------------- ---------------------

For this product line an EBIT improvement of 18% was achieved within one year

Optimizing the business
Speed in manufacturing systems

o Example: Increase automation in Focused Factories -e.g. MV breaker factory, Dalmine, Italy

 Fully-automated

                                                     Assembling and test
            [Photograph]                             line with automatic        [Photograph]
                                                     material handling

                                                     Mechanical test            [Photograph]


Improvements in the last two years:

o    Inventory: from 18.7% to 8.2%
o    Throughput time: from 1 week to 1 day
o    Test hours: from 2.5 h to 35 minutes
o    Cost of poor quality (COPQ): from 3.2% to 0.9%
o    On time delivery: from 68% to 96%

For this product line an EBIT improvement of 20% was achieved within one year

Building on Strong Base

(Inset graph notes "Building on strong base" column from Slide 16)

Major initiatives:
o    Build on strong, uncontested market leadership
o    Speed across the value chain
     o    Product configurators and supplier integration
o    Speed in delivery
     o    Project execution

Building on strong base
Build on strong market leadership

----------------------------- ----------------------- -------------------------------------------------------
Business Area                 Market share            ABB market position
----------------------------- ----------------------- -------------------------------------------------------
High voltage                  18%                     No.1 Larger than No. 2 (Siemens) and No. 3 (Alstom)
products                                                   together
----------------------------- ----------------------- -------------------------------------------------------
Medium voltage                14%                     No.1 No. 2 (Schneider) follows with 9%
products
----------------------------- ----------------------- -------------------------------------------------------
Power                         23%                     No.1 Double the size of No. 2 (Alstom)
Transformers
----------------------------- ----------------------- -------------------------------------------------------
Distribution                  14%                     No.1 Larger than No. 2 (Howard) and No. 3 (Schneider)
Transformers                                               together
----------------------------- ----------------------- -------------------------------------------------------
Utility Automation            18%                     No.1 No. 2 (Siemens) follows with 13%, No. 3 (Alstom)
Systems                                                    with 7%
----------------------------- ----------------------- -------------------------------------------------------
Power                         17%                     No.1 Larger than No. 2 (Alstom) and No. 3 (Siemens)
Systems                                                    together
----------------------------- ----------------------- -------------------------------------------------------

Goulden Reports 2001, NEMA 2001, ZVEI 2000, COTREL 2001, Evans Research 2001, Gartner Group 2001

Building on strong base
Speed in delivery

o    Example: Pursue opportunities as solution provider

Case: Brazilian ANEEL concession project
o    ABB will achieve a 20% reduction of construction time: 18 months instead of
     22
o Complete supply of 1300 km, 500 kV transmission system including transmission lines, substations and Flexible AC Transmission System (FACTS)
o    Order value 300 MUS$
o    Positioned for additional concession projects

ANEEL: Federal National Electric Energy Agency

Expansion

(Inset graph notes "Expansion" column from Slide 16)

Major initiatives:
o    Further boost channel partner business:
     o    OEM volume target 2005: 690 MUS$ (= +45%)
     o    EPC volume target 2005: 850 MUS$ (= +74%)
o    Expand market position
     o    In high-end solutions
     o    In regions like India and China
     o    0209 growth vs. 0109:
          India: +30%
          China: +42%

Expand
Expand market position

o    Example: Expand leadership in HVDC Light(TM)technology

o HVDC Light(TM) opens new market for offshore transmission and sets benchmark for underground transmission
o    Upgrade packages for existing HVDC installations

"TransEnergie's recent success with both the undersea Cross Sound Cable project and the underground Murraylink, have proven the commercial viability of the HVDC light technology."
Michael Farr, Murraylink Project Director for TransEnergie

Market opportunities for MUS$ 800 over 3 - 5 years

Expand
Expand market position

o    Example: Expand in large regional markets, e.g. India

Power Grid
Corporation of India
Ltd.

o    Success example:
o    Project Vizag II High Voltage Direct Current
     (HVDC) East-South Interconnector III system
o    Value: ~50MUSD
o    System: Turnkey HVDC back-to-back system
o    Products:
     o    Converter  transformers,   HV  capacitors,   400  kV  CBs,  instrument
          transformers, civil works, erection & commissioning
o    Customer value:
     o    Increased capacity for high-voltage power exchange by 500 MW

In total ABB won 6 out of 7 worldwide HVDC projects in 2002 (total volume MUSD
230)

Managing Cash Flow

o    Cash flow program is in line with targets:
     o Targets for return on net operating assets from 18% in 01/12 to 21% in 02/12
     o Receivables management: Reduction of DSO (Days of Sales Outstanding) via improved billings, payment terms and claim management:
          o    From 95 days (2000) and 75 days (2001) to 65 days (2002)
     o    Improved contractual conditions with customers and suppliers

o    Investments
     o Focused Factory and Focused Engineering strategy reduces capital costs and investment needs
     o    Expansion  and  sustaining   investments  more  effectively  used  and
          monitored:
          o    F2002 vs. A2001: from 3% to 2% of revenues

Conclusions

o    Focused Factories for products plus Focused Engineering for systems
                                    ----
o    Capitalize on strong position in growth regions
o Unique position to offer the complete portfolio of products, systems and services
o    Sustainable financial improvements:
     o    >5% Compound Annual Growth Rate until 2005
     o    >20% EBIT growth annually until 2005
     o    100 MUS$ EBIT improvements  annually until 2005; EBIT target of 10% by
          2005

Revenues growth and EBIT margin targets

---------------------------- -------------------------- -------------------------- --------------------------
                             2002                       2003                       2005
---------------------------- -------------------------- -------------------------- --------------------------
Revenues growth in local     2.2%                       5.3%                       5.3%*
currencies
---------------------------- -------------------------- -------------------------- --------------------------
EBIT margin                  6.0%                       7.0%                       10.0%
---------------------------- -------------------------- -------------------------- --------------------------

*    CAGR 2002-2005

                                       ABB

              A global leader in power and automation technologies
             that enable utility and industry customers to improve their performance while lowering environmental impact

Appendix

Power Technologies division -
Pro-forma orders

---------------------------------------------------------- ---------------- ----------------- ---------------
MUS$                                                       9/2002           9/2001            2001
---------------------------------------------------------- ---------------- ----------------- ---------------
Reported orders
---------------------------------------------------------- ---------------- ----------------- ---------------
Former Power Technology Products division                  3,323            3,272             4,221
---------------------------------------------------------- ---------------- ----------------- ---------------
Former Utilities division                                  3,653            4,816             6,436
---------------------------------------------------------- ---------------- ----------------- ---------------
Elimination of inter-company transactions                  -1,570           -2,113            -2,732
---------------------------------------------------------- ---------------- ----------------- ---------------
Pro-forma orders
---------------------------------------------------------- ---------------- ----------------- ---------------
New Power Technologies division                            5,406            5,975             7,925
---------------------------------------------------------- ---------------- ----------------- ---------------

Power Technologies division -
Pro-forma revenues

------------------------------------------------------- ------------------- ----------------- ---------------
MUS$                                                    9/2002              9/2001            2001
------------------------------------------------------- ------------------- ----------------- ---------------
Reported revenues
------------------------------------------------------- ------------------- ----------------- ---------------
Former Power Technology Products division               3,220               2,876             4,042
------------------------------------------------------- ------------------- ----------------- ---------------
Former Utilities division                               3,543               3,974             5,649
------------------------------------------------------- ------------------- ----------------- ---------------
Elimination of inter-company transactions               -1,522              -1,688            -2,338
------------------------------------------------------- ------------------- ----------------- ---------------
Disposals                                                                                     -3
------------------------------------------------------- ------------------- ----------------- ---------------
Pro-forma revenues
------------------------------------------------------- ------------------- ----------------- ---------------
New Power Technologies division                         5,241               5,162             7,350
------------------------------------------------------- ------------------- ----------------- ---------------

Power Technologies division -
Pro-forma EBIT

------------------------------------------------------------ ---------------- ----------------- -------------
MUS$                                                         9/2002           9/2001            2001
------------------------------------------------------------ ---------------- ----------------- -------------
Reported EBIT
------------------------------------------------------------ ---------------- ----------------- -------------
Former Power Technology Products division                     241             192               234
------------------------------------------------------------ ---------------- ----------------- -------------
Former Utilities division                                    74               122               148
------------------------------------------------------------ ---------------- ----------------- -------------
Pro-forma EBIT
------------------------------------------------------------ ---------------- ----------------- -------------
New Power Technologies division                              315              314               382
------------------------------------------------------------ ---------------- ----------------- -------------

Power Technologies division -
Base EBIT

--------------------------------------------------- ------------------- ------------------- -----------------
MUS$                                                9/2002              9/2001              2001
--------------------------------------------------- ------------------- ------------------- -----------------
Pro-forma EBIT                                      315                 314                 382
--------------------------------------------------- ------------------- ------------------- -----------------
Adjusted for one-time items:
--------------------------------------------------- ------------------- ------------------- -----------------
Restructuring costs                                 44                  8                   77
--------------------------------------------------- ------------------- ------------------- -----------------
Capital gains                                       -2                  -4                  -30
--------------------------------------------------- ------------------- ------------------- -----------------
Adjusted for non-recurring amortization                                 21                  29
--------------------------------------------------- ------------------- ------------------- -----------------
Base EBIT
--------------------------------------------------- ------------------- ------------------- -----------------
New Power Technologies division                     357                 339                 458
--------------------------------------------------- ------------------- ------------------- -----------------

BA Utility Automation Systems (PTUA)

Description of business activities:
o    Automation and control systems for power plants
o    Network management systems for electric utilities
o    Automation and control systems for water plants and networks
o    Downstream automation solutions for gas utilities

Market overview and market drivers:
o Total demand for IT in power & electrical networks represents approx. 7 BUSD*. Water & Gas IT networks represent a 1.4 BUSD demand
o    IT investments are driven by:
     deregulation,   liberalization,   growing   demand,   aging   installments,
     environmental concerns

Main geographic markets:
o    worldwide
*(Energy markets only considers wholesales & central markets)

Key competitors:
o    Siemens
o    Alstom
o    Invensys
o    Emerson

BA Power Systems (PTPS)

Description of business activities
o    AIS & GIS turnkey transmission and distribution systems and substations
o    HVDC point-to-point transmission and back-to-back interconnections
o FACTS (Flexible AC Transmission Systems) such as Series and Static VAR Compensation
o    Turnkey overhead transmission line projects
o    Extensions and system retrofit

Market overview and market drivers
o Demand for solutions responding to functional requirements and shorter delivery time is increasing particularly in developed Countries and with private customers
o    Low environmental impact solutions show growing trend globally
o Increasing demand for grid inter-connections and de bottle-necking solutions in developing countries and where regional grids are not connected (e.g. in the US)
o Even though new investments in transmission are needed in US, slow down continues due to regulatory issues
o    Political and economic uncertainty in South America is delaying investment

BA Power Systems (PTPS)

Main geographic markets
o    worldwide

Key competitors
o    Siemens
o    Alstom
o    VA-Tech/Schneider
o    Japanese OEM's
o    Local contractors

BA High Voltage Products (PTHV)

Description of business activities:
o    Design, manufacturing, delivery and service of HV products;
     o    Air and Gas-Insulated Switchgear and Generator Circuit Breakers
     o    Instrument Transformers, Disconnectors, Surge Arresters and Capacitors
     o    MV/HV/EHV Cable and Cable systems
     o    Latice towers for transmission lines

Market overview and market drivers:
o    Overall market size, 4.800 MUSD (excl cable and power lines)
o    Overall market size, 7.400 MUSD (incl cable and power lines)
o    Overall market growth of 3-4%
o    Market drivers;
     o    Economical development (need for supporting infrastructure)
     o    Energy consumption
     o    Deregulation of the utility market
     o    Aging infrastructure in developed countries

Main geographic markets:
o    worldwide

BA High Voltage Products (PTHV)
Key competitors:
o    Siemens
o    Alstom
o    VA-Tech
o    Japan AE Power Systems (former Meiden, Hitachi and Fuji Electric)
o    TM T&D (former Mitsubishi and Hitachi)
o    Pirelli (Cables)
o    Nexans (Cables)

BA Medium Voltage Products (PTMV)

Description of business activities:
o Switching equipment for utilities and industrial customers both directly and through distributors and original equipment manufacturers. Product segments include:
     o    Switchgear for primary and secondary distribution
     o Apparatus (including breakers, reclosers, fuses etc.) for indoor and outdoor applications
     o    Modular systems and compact substations

Market overview and market drivers:
o    Slow growth in mature markets in WE and NAM
o    Asia and China key to growth
o    Demographics distribution will drive growth in MEA
o    Effects of deregulation will cause future market opportunities

Main geographic markets:
o    Western Europe, North America, China

Key competitors:
o    Siemens
o    Alstom
o    Schneider

BA Power Transfomers (PTPT)

Description of business activities:
o    Design, produce and deliver Transformers
     o    Power Transformers
     o    Industrial Transformers
     o    Traction Transformers
     o    Transformer Components (e.g. Bushings, Tap Changers)
     o    Repair & Service Solutions

Market overview and market drivers:
o    World wide annual market growth of 2-3% till 2005 assumed
o Replacement of ageing installed power transformer base in North America and Europe to be one major market driver
o    Increased need for Asset Management anticipated
o    Global competition to increase (less local preference and standards)

Main geographic markets:
o    North America, China, Europe, SE Asia and Australia

Key competitors:
o    Alstom
o    Siemens
o    VATech
o    Japanese

BA Distribution Transfomers (PTDT)

Description of business activities:
o    Distribution Transformers ranging up to 72,5 kV, including
     o    single and three phase
     o    dry- and liquid-type
     o    special application transformers
     o    IEC and ANSI standards

Market overview and market drivers:
o    Differentiation through "Delivery" - speed and/or service level
o    Quality is assumed
o    Commoditization and market overcapacity
o    Locally and regionally focused competitors
o    Market drivers are housing starts and Industry investments
o    Market follows power transmission investments
o    Market also driven by electrification of rural areas

Main geographic markets:
o    NAM, Europe and Asia.

BA Distribution Transfomers (PTDT)
Key competitors:
o    Coopers (USA)
o    Howard (USA)
o    Schneider (France)
o    Alstom (France)
o    Siemens (Germany)
o    SGB (Germany)

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  November 21, 2002                By:     /s/  BEAT HESS
                                           -----------------------------------
                                        Name:   Beat Hess
                                        Title:  Group Senior Officer



                                        By:     /s/ HANS ENHORNING
                                           -----------------------------------
                                        Name:   Hans Enhorning
                                        Title:  Group Vice President